EXHIBIT 28(a)

                                 PRESS RELEASE
                                   IMMEDIATE

           NATIONAL GAS & OIL COMPANY ADOPTS SHAREHOLDER RIGHTS PLAN

NEWARK, OHIO. February 21, 1996 -- The Board of Directors of National Gas & Oil Company today announced that it has adopted a Shareholder Rights Plan designed to protect shareholders from attempts to acquire control of National at an inadequate price.

      The plan provides for the distribution of one Preferred Stock Purchase Right as a dividend for each outstanding common share. Each right entitles shareholders to buy one five-hundredth of a share of a new series of preferred shares for $34.00. Each one five-hundredth of a preferred share is intended to be the practical economic equivalent of a common share. The rights may be exercised only if a person or group acquires 15 percent or more of the National common shares. National may redeem the rights at $0.01 (one cent) each at any time before a buyer acquires 15 percent of the Company's common shares, and thereafter under certain circumstances.

      A Company spokesman said, "The program is not aimed at preventing a takeover, but to encourage a buyer to negotiate appropriately with the Board prior to attempting a takeover. The rights will help the Board ensure that all National shareholders realize the long-term value of their investment in the Company."

      "In addition, the plan should provide additional protection to our shareholders from the negative effects of abusive share-accumulation tactics such as 'greenmail', 'two-tier' takeover attempts and tender offers that do not offer an adequate price to all shareholders."

      The spokesman also noted that the plan was not created in response to any known takeover effort.

      Under certain circumstances, including the acquisition of 15 percent of National stock, all rights holders except the acquirer may purchase National stock having a value of twice the exercise price of the rights. If National is acquired in a merger after the acquisition of 15 percent of National stock, rights holders may purchase the acquirer's shares at a similar discount.

      The dividend distribution will be payable to shareholders of record on March 1, 1996. The rights will expire 10 years later. The rights distribution is not taxable to shareholders.

      The rights distribution is described in more detail in a letter that is being mailed to all National shareholders.

      National, through its operating subsidiaries, is engaged in gas sales and transportation and oil and gas production and marketing.